EXHIBIT 99.1

Lifeway Foods Delivers Record Q2 2025 Net Sales, Extends Kefir Category Leadership, and Estimates Over 20% Q3 Net Sales Growth to Date

Kefir market leader posts $53.9 million in net sales, an 18% volume-led net sales increase on a comparable basis, marking nearly six years of uninterrupted net sales growth

Company posts double-digit diluted EPS gains and strong gross margin expansion year-over-year

Momentum accelerates into Q3 with highest weekly sales ever recorded in July and unaudited estimate of $26.4 million in net sales for the third quarter-to-date through August 11, up over 20% year-over-year

Morton Grove, IL — August 12, 2025 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic foods, today announced record financial results for the second quarter ended June 30, 2025 and reported that third quarter momentum is already outpacing last year’s performance by more than 20%. Unaudited estimated net sales for Q3 to date through August 11, 2025, reached $26.4 million, powered by accelerating consumer demand for the Company’s flagship Lifeway Kefir and high-protein Lifeway Farmer Cheese.

“This was another quarter that reinforces Lifeway’s position as the undisputed leader in the kefir category,” said Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “We delivered $53.9 million in net sales, our highest quarter ever, with strong, volume-led growth across our core portfolio. The consistency of our performance, even as we cycle past previous record highs, speaks to the strength of our brand, the loyalty of our customers, and the expanding reach of our platform.”

Smolyansky continued, “Beyond topline growth, we expanded gross margin by 160 basis points year-over-year and more than 460 basis points sequentially, translating into double-digit net income and diluted EPS growth year-over-year. We are executing with discipline while capturing powerful consumer tailwinds – from the continued wellness boom to the surge in GLP-1 medication use – as more people seek nutrient-dense, protein-rich, probiotic foods that support digestion, satiety, and natural GLP-1 hormone production.”

Recognized Industry Leadership

In July, Lifeway was named Processor of the Year by Dairy Foods magazine, the publication’s highest annual honor, recognizing the Company’s innovation, leadership, growth, and impact on the dairy industry. “Earning this award is a testament to our team’s dedication and to the role Lifeway has played in pioneering kefir in the U.S. for nearly 40 years,” Smolyansky said.

Capitalizing on Growth Trends

In addition to its flagship kefir and Farmer Cheese, Lifeway’s Probiotic Smoothies with Collagen — the first in the category — are resonating strongly with consumers. Collagen, a rapidly growing $8 billion global market, is valued for its skin, joint, hair, and nail health benefits. Lifeway’s innovative blend of probiotics and collagen supports both gut health and “beauty from within,” with the Berry Blast flavor recently winning a 2025 Good Housekeeping Snack Award.

Third Quarter Momentum

Momentum has carried into the second half of the year. In July, Lifeway recorded the highest single week of gross sales in Company history, surpassing $5.5 million, representing a 66% increase over the same week in 2024. For Q3 to date through August 11, unaudited net sales were $26.4 million, an increase of more than 20% compared to the same period last year.

1

Second Quarter 2025 Highlights

• Net Sales: $53.9 million, highest in Company history, up 9.7% year-over-year and approximately 18% on a comparable basis, adjusted for a customer relationship the Company strategically exited in the third quarter of 2024, and a distributor shifting from Lifeway delivered to customer pick-up in late 2024, resulting in lower net sales and lower freight expense.

• Gross Profit Margin: 28.6%, up from 27.0% last year

• SG&A: 17.6% of net sales, reflecting continued investment in marketing and distribution

• Net Income: $4.2 million, or $0.28 per basic and diluted common share, compared to $3.8 million, or $0.26 per basic and $0.25 per diluted share in the prior year

Outlook

The Company reiterated its long-term target of $45–$50 million in Adjusted EBITDA1 for FY 2027 and expressed confidence in delivering the strongest annual sales in Company history in 2025.

“We are just getting started,” Smolyansky concluded. “With record sales, expanding margins, category-leading innovation, and a production platform ready to scale, Lifeway is positioned for sustained, profitable growth. The best is yet to come.”

1.	Adjusted EBITDA is a non-GAAP financial measure. Adjusted EBITDA is defined as Operating Income, as reported, plus Depreciation and Amortization, plus Stock-Based Compensation.

Conference Call and Webcast

A webcast with Lifeway’s President and Chief Executive Officer discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/.

About Lifeway Foods, Inc.
Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the Company also produces a variety of cheeses and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, South Africa, United Arab Emirates, and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, the drivers of demand for Lifeway’s products, consumer trends, the anticipated effects of scheduled upgrades at the Waukesha plant, expected operating efficiencies and expectations regarding future operating and financial performance. These statements use words, and variations of words, such as “will,” "continue," "future," "increase," "believe," "outlook," "expect," and "predict." You are cautioned not to rely on these forward-looking statements. These forward-looking statements are made as of the date of this press release, are based on current expectations of future events and thus are inherently subject to a number of risks and uncertainties, many of which involve factors or circumstances beyond Lifeway’s control. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; customer acceptance of products and services; and uncertainty regarding proposals or other actions taken by shareholders related to the unsolicited proposal made by Danone North America PBC (“Danone”) to acquire all of the shares of Lifeway stock that Danone does not already own. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Lifeway expressly disclaims any obligation to update any forward-looking statements (including, without limitation, to reflect changed assumptions, the occurrence of anticipated or unanticipated events or new information), except as required by law.

2

Non-GAAP Financial Measures

This press release refers to Adjusted EBITDA, which is a financial measure that has not been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and may exclude items that are significant to understanding and assessing financial results. This non-GAAP measure is provided to enhance investors’ overall understanding of the Company’s financial performance. Non-GAAP financial measures should be considered as supplements to GAAP measures reported, should not be considered replacements for, or superior to, GAAP measures reported and may not be comparable to similarly named measures used by other companies. The Company’s calculation of non-GAAP financial measures may differ from methods used by other companies.

We are unable to reconcile our target fiscal year 2027 Adjusted EBITDA to projected net income, the most directly comparable projected GAAP financial measure, because certain information necessary to calculate such measures on a GAAP basis is unavailable or dependent on the timing of future events outside of our control. Due to this uncertainty, the Company cannot reconcile target fiscal year 2027 Adjusted EBITDA to the nearest GAAP financial measure without unreasonable effort.

Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

Perceptual Advisors
Dan Tarman
Email: dtarman@perceptualadvisors.com

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

3

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2025 and December 31, 2024

(In thousands)

	June 30, 2025	December 31,
	(Unaudited)	2024
Current assets
Cash and cash equivalents	$21,220	$16,728
Accounts receivable, net of allowance for credit losses and discounts & allowances of $1,760 and $1,590 at June 30, 2025 and December 31, 2024, respectively	16,065	15,424
Inventories, net	10,224	8,678
Prepaid expenses and other current assets	1,822	2,144
Refundable income taxes	–	631
Total current assets	49,331	43,605

Property, plant and equipment, net	30,731	26,862
Operating lease right-of-use asset	278	118
Goodwill	11,704	11,704
Intangible assets, net	6,088	6,358
Other assets	135	1,900
Total assets	$98,267	$90,547

Current liabilities
Accounts payable	$11,880	$10,401
Accrued expenses	4,409	5,103
Total current liabilities	16,289	15,504
Operating lease liabilities	220	70
Deferred income taxes, net	3,062	3,062
Total liabilities	19,571	18,636

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; none issued	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,221 and 15,100 outstanding at June 30, 2025 and December 31, 2024, respectively	6,509	6,509
Treasury stock, at cost	(13,268)	(14,052)
Paid-in capital	2,844	4,632
Retained earnings	82,611	74,822
Total stockholders’ equity	78,696	71,911

Total liabilities and stockholders’ equity	$98,267	$90,547

4

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and six months ended June 30, 2025 and 2024

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Net sales	$53,901	$49,157	$99,992	$93,791

Cost of goods sold	37,669	35,181	71,923	67,619
Depreciation expense	832	701	1,634	1,362
Total cost of goods sold	38,501	35,882	73,557	68,981

Gross profit	15,400	13,275	26,435	24,810

Selling expense	4,718	3,577	9,416	7,277
General and administrative expense	4,752	4,177	9,380	8,313
Amortization expense	135	135	270	270
Total operating expenses	9,605	7,889	19,066	15,860

Income from operations	5,795	5,386	7,369	8,950

Other income (expense):
Interest expense	(21)	(47)	(35)	(98)
Fair Value Loss on investments	–	–	(20)	–
Gain on sale of investments	55	–	3,407	–
Other income (expense), net	82	20	156	15
Total other income (expense)	116	(27)	3,508	(83)

Income before provision for income taxes	5,911	5,359	10,877	8,867

Provision for income taxes	1,662	1,576	3,088	2,658

Net income	$4,249	$3,783	$7,789	$6,209

Net earnings per common share:
Basic	$0.28	$0.26	$0.51	$0.42
Diluted	$0.28	$0.25	$0.51	$0.41

Weighted average common shares outstanding:
Basic	15,206	14,727	15,170	14,709
Diluted	15,390	15,197	15,359	15,176

5

LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:
Net income	$7,789	$6,209
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	1,904	1,632
Stock-based compensation	927	1,296
Non-cash interest expense	9	17
Gain on sale of equipment	(115)	–
Gain on sale of investments	(3,407)	–
Fair value loss on investment	20	–
(Increase) decrease in operating assets:
Accounts receivable	(640)	(651)
Inventories	(1,546)	650
Prepaid expenses and other current assets	322	531
Refundable income taxes	631	(180)
Increase (decrease) in operating liabilities:
Accounts payable	500	(574)
Accrued expenses	(2,632)	(366)
Accrued income taxes	–	(474)
Net cash provided by operating activities	3,762	8,090

Cash flows from investing activities:
Purchases of property and equipment	(4,526)	(3,905)
Proceeds from sale of equipment	115	–
Proceeds from sale of investments	5,206	–
Net cash provided by (used in) investing activities	795	(3,905)

Cash flows from financing activities:
Repayment of note payable	–	(2,750)
Payment of deferred financing costs	(65)	–
Net cash used in financing activities	(65)	(2,750)

Net increase in cash and cash equivalents	4,492	1,435

Cash and cash equivalents at the beginning of the period	16,728	13,198

Cash and cash equivalents at the end of the period	$21,220	$14,633

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$2,457	$3,312
Cash paid for interest	$26	$89

Non-cash investing activities
Accrued purchase of property and equipment	$1,083	$106
Right-of-use assets obtained in exchange for lease obligations	$196	$–

6